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September 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Abby Adams
Dorrie Yale

Re:	Rexahn Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 27, 2020
File No. 333-239702

Dear Ms. Adams and Ms. Yale:

On behalf of Rexahn Pharmaceuticals, Inc. (“Rexahn”), this letter is in response to your letter dated September 10, 2020 (the “Comment Letter”) to Douglas J. Swirsky, relating to Rexahn’s Registration Statement on Form S-4 (File No. 333-239702), initially filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2020 and amended by Amendment No. 1 filed on August 27, 2020 (as amended, the “Registration Statement”). Rexahn is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have included the text of the applicable comment from the Comment Letter in bold immediately before our response. Except as otherwise noted below, all page references contained in our responses below are to the pages of Amendment No. 2.

Amendment No. 1 to Form S-4 filed August 27, 2020

Cover Page

1.
We acknowledge your revised disclosures in response to prior comment 1 and that the Parent Cash Amount may vary significantly from the expected amount. Please further revise to prominently highlight that Rexahn shareholders will not know at the time of the vote the percentage of shares they will hold in the combined company, that Rexahn may not be able to satisfy the requirement for a Parent Cash Amount of $0, and discuss the significance. Please also limit your cover page disclosures to one page as required by Item 501(b) of Regulation S-K.

In response to the Staff’s comment, Rexahn has limited the disclosures on the cover page of Amendment No. 2 to one page and has revised the disclosures to emphasize that, at the time of the stockholder vote, Rexahn’s stockholders will not know the percentage of shares they will hold in the combined company and that Rexahn may not be able to satisfy the requirement for a Parent Cash Amount of $0. Rexahn has also added similar language on pages 19, 20, 36, 152, 165 and 195 of Amendment No. 2.

Securities and Exchange Commission	- 2 -	September 15, 2020

Prospectus Summary
The Companies, page 12

2.
We note your response to prior comment 4 states that you have shortened the arrows for the last two rows of the pipeline table to the end of Phase 1, but the revised table still reflects arrows that are in the midst of Phase 2. In addition, please ensure that dates in the "Anticipated Milestones" column and in the Business section correspond to your revised Summary narrative disclosures. Your disclosures also state that Ocuphire expects to launch a Phase 2 trial for APX3330 in DR in the first quarter of 2021, and so please revise your table to illustrate that the Phase 2 trial is only with respect to DR and not DME or otherwise reconcile your disclosures.

In response to the Staff’s comment, Rexahn has replaced the pipeline tables on pages 13 and 228 of Amendment No. 2 and has revised the disclosure on pages 12 to 13, 227 to 228 and 260 of Amendment No. 2 to clarify that Ocuphire expects to launch a Phase 2 trial for APX3330 in DR and DME in the first quarter of 2021.

Risk Factors
Risks Related to the Merger, page 35

3.
Please add a risk factor discussing to the extent true that the Oppenheimer opinion relied on financial projections that extended into 2040 and which made assumptions regarding FDA approval of Ocuphire's product candidates but did not consider the possibility that such product candidates would not receive FDA approval. Please also highlight the different assumptions Oppenheimer used for its opinion, including that such assumptions did not account for the effect of the post-closing dilutive issuances of Rexahn securities pursuant to the pre-merger financing.

In response to the Staff’s comment, Rexahn has added a new risk factor on page 45 of Amendment No. 2 disclosing that the Oppenheimer & Co. Inc. (“Oppenheimer”) opinion relied on Ocuphire Pharma, Inc.’s (“Ocuphire”) financial projections that extended into 2040 (the “Ocuphire Projections”). The Ocuphire Projections included probability of success risk adjustments to account for the risk that a particular product candidate at a specific stage of development would not continue to be developed and that a product candidate would not ultimately receive approval from the U.S. Food and Drug Administration (“FDA”). Oppenheimer considered the various risk-weighted probabilities of success attributed to each individual product candidate assigned by Ocuphire management, which accounted for the possibility that product candidates may not receive FDA approval. Oppenheimer conducted a risk-adjusted analysis and therefore did not conduct any separate analyses assuming the separate outcomes that Ocuphire’s product candidates either definitively do or do not receive FDA approval. Rexahn has also added a new risk factor on pages 45 and 46 highlighting the assumptions Oppenheimer used for its opinion, including that such assumptions did not account for the effect of the post-closing dilutive issuances of Rexahn securities pursuant to the pre-merger financing.

Securities and Exchange Commission	- 3-	September 15, 2020

The Merger
Background of the Merger, page 111

4.
Refer to the last sentence of prior comment 15. You disclose the updated terms from Company A on February 19, 2020 on page 119, but Company's A's valuation of Rexahn had not changed since your board considered Company A's proposal at its December 5, 2019 meeting, as you explain on 121. Revise to clarify what did change in the updated proposal.

In response to the Staff’s comment, Rexahn has revised the disclosure on page 120 of Amendment No. 2 to clarify the material changes between Company A’s proposal presented to Rexahn’s board of directors on December 5, 2019 and Company A’s updated indication of interest delivered on February 18, 2020.

Opinion of the Rexahn Financial Advisor, page 133

5.
We note your revised disclosures, including your discussion of the projections referenced by Oppenheimer. In the discussion regarding the discounted cash flow analysis, please revise to clearly explain that the projected free cash flow used by Oppenheimer was based on various assumptions, including assumptions that FDA approval would be received for Nyxol in NVD, RM and presbyopia, and for APX3330 in DR, and assumed prices and market share for the product candidates. In addition, to the extent true, please also revise to explain why Oppenheimer did not consider the separate possibility that the Ocuphire product candidates will not successfully complete clinical trials.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 139 to 140 of Amendment No. 2 to explain that the projected free cash flow used by Oppenheimer was based on various assumptions, including assumptions that FDA approval would be received for Nyxol in NVD, RM and presbyopia, and for APX3330 in DR and DME, and assumed prices and market share for the product candidates. Rexahn also revised the disclosure on pages 139 to 140 of Amendment No. 2 to explain that the probability of success risk adjustments applied a probability of achieving a favorable outcome at each of several key steps in the drug development process for each indication, including meeting clinical study endpoints and FDA approval of NDAs, which then resulted in a cumulative probability of success for each program. Oppenheimer considered the various risk-weighted probabilities of success attributed to each individual product candidate assigned by Ocuphire management, which accounted for the possibility that product candidates may not successfully complete clinical trials. Oppenheimer conducted a risk-adjusted analysis and therefore did not conduct any separate analyses assuming the separate outcomes that Ocuphire’s product candidates either definitively do or do not receive FDA approval and/or successfully complete clinical trials.

6.
You refer to probability of success risk adjustments on page 139, and further state on page 143 that Ocuphire used a probability of success methodology and that Oppenheimer made some adjustments to these probabilities. Please explain how these probabilities and further adjustments affected the cash flows for the indicated years.

In response to the Staff’s comment, Rexahn has revised the disclosure on page 144 of Amendment No. 2 to explain how the probability of success risk adjustments and Oppenheimer’s adjustments to Ocuphire’s projections affected the cash flows for the indicated years.

Securities and Exchange Commission	- 4 -	September 15, 2020

Rexahn respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778. We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Douglas J. Swirsky, President and CEO, Rexahn Pharmaceuticals, Inc.
Mina Sooch, President and CEO, Ocuphire Pharma, Inc.
Asher M. Rubin, Hogan Lovells US LLP
Phillip D. Torrence, Honigman LLP
Jeffrey H. Kuras, Honigman LLP
Emily J. Johns, Honigman LLP